UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RETAILMENOT, INC.

(Name of Subject Company)

RETAILMENOT, INC.

(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share

(Title of Class of Securities)

76132B106

(CUSIP Number of Class of Securities)

Jonathan B. Kaplan

Chief Legal Officer, General Counsel and Secretary

RetailMeNot, Inc.

301 Congress Avenue, Suite 700

Austin, Texas 78701

(512) 777-2970

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Samer M. Zabaneh, Esq.

401 Congress Avenue, Suite 2500

Austin, Texas 78701

(512) 457-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

RetailMeNot to Be Acquired by Harland Clarke Holdings for $11.60 per share in Cash

Transaction Dramatically Expands HCH and Valassis’ Digital Scale, Advances RetailMeNot’s Goal in Becoming a

Leading Savings Destination

SAN ANTONIO and AUSTIN, Texas, April 10, 2017 — Harland Clarke Holdings Corp. (“HCH”), a provider of best-in-class integrated payment solutions and marketing services, today announced it has reached a definitive agreement to acquire RetailMeNot, Inc. (NASDAQ:SALE), a leading savings destination connecting consumers with retailers, restaurants and brands, both online and in-store. Under the agreement, Harland Clarke Holdings, a wholly owned subsidiary of MacAndrews & Forbes Incorporated and owner of Valassis, a leader in intelligent media delivery, providing unparalleled consumer targeting insights on a large scale, will acquire all of the outstanding shares of RetailMeNot Series 1 common stock for $11.60 per share in cash.

By bringing together Valassis’ unmatched quantity of genuine valuable offers from its large, diversified client base with RetailMeNot’s premier digital audience distribution and brand, the companies’ combined offerings will become the consumer savings destination of choice. This transaction significantly advances RetailMeNot’s goal of becoming a leading savings destination, and is a natural step forward in the growth trajectory of the company.

The combined companies will create an omni-channel media network with tens of thousands of advertisers reaching hundreds of millions of consumers around the world.

The purchase price represents a premium of approximately 50% over the closing share price of RetailMeNot’s common stock on April 7, 2017 and a premium of approximately 36% over the average closing share price for the 60 calendar days ended April 7, 2017. The transaction, which has been unanimously approved by RetailMeNot’s Board of Directors, has an equity value of approximately $630 million.

“RetailMeNot provides a new global digital channel to distribute our clients’ offers that perfectly complements Valassis’ current digital, mobile, mail and other print networks. RetailMeNot’s capabilities span multiple platforms and channels including web, mobile and app, delivering online coupons and sales, discounted gift cards, and cash back offers, along with food, dining and travel offers. The addition of RetailMeNot brings Valassis’ clients a new, vast and active consumer base explicitly seeking deals, offers and savings. We are thrilled that we will be working with RetailMeNot’s outstanding Austin based team and look forward to continuing to grow our business together,” said Victor Nichols, CEO of HCH.

“This is an exciting and important milestone for RetailMeNot,” said Cotter Cunningham, CEO & founder, RetailMeNot. “Not only are we delivering an immediate and significant cash premium to our stockholders, but we are also meaningfully advancing our goal of becoming a leading savings destination for consumers. This acquisition is a testament to the unwavering commitment and hard work of our 500 plus dedicated employees. Having founded RetailMeNot over seven years ago, I firmly believe that Valassis not only shares our commitment to consumers and merchant partners, but supports continued innovation in driving new solutions for retailers and brands. I am confident in the future of RetailMeNot in its partnership with Valassis and look forward to working closely with the combined team to ensure together we become the premier savings destination.”

The transaction will be effected through a tender offer by a wholly-owned subsidiary of HCH for all of the outstanding shares of Series 1 common stock of RetailMeNot. Following the successful completion of the tender offer, HCH will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price per share. The transaction is subject to customary closing conditions, including receipt of certain regulatory approvals and receipt of a majority of RetailMeNot’s issued and outstanding shares of Series 1 common stock in the tender offer. The transaction is expected to close in the second quarter of 2017. Upon completion of the transaction, RetailMeNot will become a privately held company and RetailMeNot’s Series 1 common shares will no longer be listed on any public market. In light of the transition, RetailMeNot will not provide earnings guidance going forward.

LionTree Advisors is serving as lead financial advisor to Harland Clarke Holdings, with Moelis & Company also serving as financial advisor to Harland Clarke Holdings. Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Harland Clarke Holdings. Cleary Gottlieb Steen & Hamilton LLP is serving as legal advisor to Harland Clarke Holdings for financing matters.

Qatalyst Partners is serving as financial advisor and DLA Piper LLP (US) is serving as legal advisor to RetailMeNot in connection with the transaction.

About RetailMeNot, Inc.

RetailMeNot, Inc. (http://www.retailmenot.com/corp/) is a leading savings destination connecting consumers with retailers, restaurants and brands, both online and in-store. The company enables consumers across the globe to find hundreds of thousands of digital offers to save money while they shop or dine out. During the 12 months ended December 31, 2016, RetailMeNot, Inc. experienced over 650 million visits to its websites. It also averaged 23.1 million mobile unique visitors per month during the three months ended December 31, 2016. RetailMeNot, Inc. estimates that approximately $4.4 billion in retailer sales were attributable to consumer transactions from paid digital offers in its marketplace in 2016, more than $600 million of which were attributable to its in-store solution. The RetailMeNot, Inc. portfolio of websites and mobile applications includes RetailMeNot.com in the United States; RetailMeNot.ca in Canada; VoucherCodes.co.uk in the United Kingdom; ma-reduc.com and Poulpeo.com in France; and GiftCardZen.com and Deals2Buy.com in North America. RetailMeNot, Inc. is listed on the NASDAQ stock exchange under the ticker symbol “SALE.”

About Harland Clarke Holdings

HCH is comprised of companies focused on optimizing client relationships through multiple channels by enabling them to acquire, retain and grow their customer base. Its major business units, Valassis, Harland Clarke and Scantron are recognized as leading providers of marketing services, transaction solutions, education services and intelligent media delivery that create millions of customer touch points annually for their clients. Harland Clarke Holdings is a wholly owned subsidiary of MacAndrews & Forbes Incorporated.

About Valassis

Valassis is a leader in intelligent media delivery, providing over 58,000 clients with innovative media solutions to influence consumers wherever they plan, shop, buy and share. By integrating online and offline data combined with powerful insights, Valassis precisely targets its clients’ most valuable shoppers, offering unparalleled reach and scale. NCH Marketing Services, Inc. and Clipper Magazine are Valassis subsidiaries, and RedPlum® is its consumer brand. Its signature Have You Seen Me?® program delivers hope to missing children and their families. Valassis is a wholly owned subsidiary of HCH.

About MacAndrews & Forbes Incorporated

MacAndrews & Forbes Incorporated owns and operates a diverse array of businesses, tapping into the broad expertise of its management team to support the delivery of best in class products and services to end users and consumers all over the world. MacAndrews & Forbes’ businesses span a wide range of industries, from global leaders in consumer marketing and payment systems, cosmetics and digital entertainment, to biotechnology and military equipment.

Contact Information

For RetailMeNot, Inc.:

Investor Contacts

J. Scott Di Valerio

sdivalerio@rmn.com

(206) 919-0825

Anne Bawden

abawden@rmn.com

(415) 200-8654

Media Contact

Michelle Skupin

mskupin@rmn.com

(808) 224-3215

For MacAndrews & Forbes Incorporated:

Media Contact

Josh Vlasto

jvlasto@mafgrp.com

212-572-5969

For Harland Clarke Holdings:

Media Contact

Debbie Serot

Debbie.serot@harlandclarke.com

(210) 697-6239

Forward-looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke, Valassis and RetailMeNot operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; the ability to realize anticipated growth; and RetailMeNot’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in RetailMeNot’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2016. The forward-looking statements made herein speak only as of the date hereof and none of Harland Clarke, Valassis or RetailMeNot, or any of their respective affiliates, assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of RetailMeNot Series 1 common stock described in this press release has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and RetailMeNot will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to RetailMeNot security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.